Exhibit 3.2

RESOLVED, that the second sentence of Article I, Section 6 of the Amended and Restated Bylaws of the Company is hereby amended in its entirety to read as follows:

At all meetings of the stockholders at which a quorum is present, all matters, except as otherwise provided by law or the Certificate of Incorporation, shall be decided by a majority of the votes cast thereat in person or by proxy.